Exhibit 99.2

Name:

Address:

BSW/cv	Brussels, April 5, 2002.

M                                                                                  :

The Board of Directors is kindly requesting you to attend the Extraordinary General Meeting of our company that will be held on Thursday, May 2, 2002, at 2:00 pm at the registered office of the Company, rue Osseghem 53 in Molenbeek-Saint-Jean with the following agenda:

I.	MODIFICATION OF ARTICLES OF ASSOCIATION

1.	Article 1 – Form and corporate name

Proposal to replace the text of this article by the following text:

«The company is a public company (“société anonyme”) calling or having called for public savings. Its corporate name is “ETABLISSEMENTS DELHAIZE FRERES ET Cie “LE LION” (GROUPE DELHAIZE)”, in Dutch “GEBROEDERS DELHAIZE EN Cie “DE LEEUW” (DELHAIZE GROEP)” and in English “DELHAIZE BROTHERS AND Co. “THE LION” (DELHAIZE GROUP)”, in abbreviated form “GROUPE DELHAIZE”, in Dutch “DELHAIZE GROEP” and in English “DELHAIZE GROUP”, the company being allowed to use its full corporate name or one of its abridged corporate names.»

2.	Article 10 – Calls of funds

Proposal to replace the text of paragraphs 3 and 4 of this article by the following text:

«If a shareholder fails to pay called funds one month after he is sent a notice by registered mail, he will be required to pay without further notice an interest equal to the legal interest rate as from the day of the due date until full payment.

If a shareholder further fails to pay called funds one month after a second call of funds, the board of directors may declare the forfeiture of such shareholder and have his securities sold on the stock exchange, via the agency of an investment company or a credit institution, without prejudice to the right to claim the sum overdue, as well as damages and interest.»

3.	Article 11 BIS – Shareholding disclosure

Proposal to insert a new article 11 BIS between the current articles 11 and 12 as follows:

«Any person or legal entity, which owns or acquires securities granting voting rights, whether representing share capital or not, must disclose to the company and to the Banking and Finance Commission, in compliance with legal provisions in force, the number of securities which such person or legal entity owns, alone or jointly with one or several other persons or legal entities, when the voting rights attached to such securities amount to three (3,-) per cent or more of the total of the voting rights existing when the situation triggering the disclosure obligation occurs.

Such person or legal entity must do the same disclosure in the event of a transfer or of an additional acquisition of securities defined in the preceding paragraph when, after such transaction, the voting rights attached to securities that it owns amount to five (5,-) per cent, ten (10,-) per cent, fifteen (15,-) per cent and so on by blocks of five (5,-) per cent, of the total of the voting rights existing when the situation triggering the disclosure obligation occurs, or when the voting rights attached to securities that it owns fall below one of those thresholds or below the threshold mentioned in the preceding paragraph.

Similarly, any person or legal entity which, alone or jointly, acquires or transfers the direct or indirect legal or de facto control of a company which owns three (3,-) per cent at least of the voting rights of the company, must disclose it to the company and to the Banking and Finance Commission in compliance with legal provisions in force.

Disclosures relating to the acquisition or transfer of securities, which are made in compliance with the present provision, must be addressed to the Banking and Finance Commission and to the board of directors of the company at the latest the second working day after the occurrence of the triggering event. Securities acquired by inheritance must only be disclosed thirty days after the estate has been accepted, under the benefit of inventory as the case may be.

Unless otherwise provided by legal provisions in force, no one will be allowed to vote at the shareholders meeting for a number of securities greater than the number validly disclosed at the latest twenty days before such meeting, in compliance with legal provisions in force and with these articles of association, it being understood that a shareholder will in any event be allowed to vote the number of securities that does not exceed three (3,-) per cent of the total of the voting rights existing on the day of the shareholders meeting or that is between two successive thresholds.»

4.	Article 15 – Meetings

Proposal to replace the text of paragraphs 5 and 6 of this article by the following text and to insert a new paragraph after paragraph 6:

«The Board meeting may take place by conference call or any other means of communication. In such case, it is deemed to take place at the registered office.

In any case, the director who cannot physically attend the board meeting may participate to the deliberation by phone, videoconference or any other similar mean of communication.

In the situations defined in paragraphs 5 and 6 above, the vote of the director who did not physically attend will be confirmed either by its signature of the minutes of the board meeting in which he participated without physically attending, or by telecopy addressed to the registered office.»

5.	Article 16 – Deliberation

Proposal to replace the text of paragraphs 2 and 3 of this article by the following text:

«Any director who is excused or absent may authorize one of his peers in writing, by telegram, telecopy or any other form of written proxy to represent him at Board meetings and to vote on his behalf. In such case, the represented director is deemed present.

However, no proxy holder may represent more than one director at a time.»

6.	Article 17 – Minutes

Proposal to replace the text of paragraphs 3 and 4 of this article by the following text:

«Proxies are attached thereto.

Extracts and conformed copies under private seal, to be produced in court or elsewhere, are signed by one director or by a member of the management as defined in article 22.»

7.	Article 19 – Delegation of power

Proposal to delete the current paragraph 5.

Proposal to replace the text of paragraph 1 of this article by the following text:

«The board of directors may entrust the day-to-day management of the company and its representation relating to such management to one or several directors, whether they bear the title of managing director or not, or to one or several members of the management, whether chosen among the company’s staff or not, that may be granted fix or proportional pay to be charged on the general expenses of the company.»

Proposal to replace the text of paragraphs 3 and 4 of this article by the following text:

«Nonetheless, the board of directors approves of the hiring, appointment, and dismissal of company members of the management in charge of the corporate and financial policy of the company, on proposal of the person(s) in charge of the day-to-day management if any.

The Board, or within the day-to-day management, a person in charge of the day-to-day management, are authorized to mandate certain directors or other individuals for specific deeds. The proxy holder binds the company within terms of his or her proxy.»

8.	Article 19 BIS – Representation of the company

Proposal to insert a new article in the articles of association between articles 19 and 20 as follows:

«The company is represented towards third parties and before courts by two directors acting jointly, or by one director acting jointly with one of the members of the management of the company appointed for such purpose by the board of directors. The board of directors ensures that the identity of the members of the management entitled to represent the company jointly with one director is published in the Appendix of the Official Gazette.»

9.	Article 20 – Other position

Proposal to replace the text of paragraph 1 of this article by the following text:

«Managing directors or members of the management are barred from accepting another managing or administrative position, whether remunerated or not, from any other entity or company, unless especially authorized by the board of directors.»

10.	Article 24 – Liability

Proposal to replace the text of paragraph 2 of this article by the following text:

«They are responsible with respect to their office and to any errors committed in the course of their duty in compliance with legal provisions in force.»

11.	Article 25 – Indemnity

Proposal to replace paragraph 1 of this article by the following text:

«The shareholders meeting may grant directors a fixed or proportional indemnity to be charged on general expenses.»

12.	Article 26 – Representation

Proposal to delete this article.

13.	Article 28 – Meeting

Proposal to replace the text of paragraph 1 of this article by the following text:

«The ordinary meeting automatically takes place on the fourth Thursday of May at 3 p.m.»

Proposal to replace the text of paragraphs 3, 4 and 5 of this article by the following text:

«An extraordinary or special meeting may be convened every time it is in the company’s interest. It must be convened at the request of shareholders providing they own altogether one fifth of the share capital.

In the latter case, the shareholders will indicate in their request the items to be included on the agenda, and the board of directors or the auditors must convene a shareholders meeting within six weeks as from the request.

Shareholders meetings will take place in one of the districts of the city of Brussels at the location indicated in the notice.»

14.	Article 29 – Notice

Proposal to replace the text of this article by the following text:

«The shareholders meeting is held on convening notice of the board of directors or of the auditors.

The notice contains the agenda and complies with the formal requirement and the calendar imposed by legal provisions in force. Notices of shareholders meetings decided by the board of directors may validly be signed on its behalf by one of the persons in charge of the day-to-day management.

The agenda of notices of the ordinary shareholders meeting must include, among other things, the following items: discussion on the management and auditors reports, discussion on the annual accounts, discharge of directors and auditors, re-election and replacement of outgoing or missing directors and auditors.»

15.	Article 30 – Deposit of securities

Proposal to replace the title of this article by the title “Notice of attendance and deposit of securities”.

Proposal to replace the text of paragraphs 1 and 2 of this article by the following text:

«In order to be admitted to a shareholders meeting, holders of registered securities must notify their intention to exercise their rights at the meeting to the board of directors no later than four working days before such meeting.

The holders of bearer securities must deposit their securities at the registered office of the company within the same timeframe. Unless the body convening the shareholders meeting decides otherwise and indicates it in the notice, the deposit of bearer securities at the registered office may be replaced by the communication to the company, within the same timeframe, of an affidavit of one of the financial institutions indicated in the notice, certifying the blocking of the securities until, and including, the date of the shareholders meeting.»

16.	Article 31 – Representation

Proposal to replace the text of paragraph 3 of this article by the following text:

«The board of directors may decide the proxies formula. They must be deposited at the indicated location no later than four working days before the day of the meeting. Proxies may also be sent by telecopy at the number indicated in the notice, no later than four working days before the day of the meeting, provided that the signed original of such proxies be handed over to the office of the shareholders meeting at the latest at the beginning of such meeting. Failing that, the company will not acknowledge the powers of the proxy holder.»

17.	Article 33 – Adjournment

Proposal to replace the text of this article by the following text:

«The board of directors is allowed to adjourn any shareholders meeting, ordinary or not, in the course of such meeting. The decision of the board of directors must not be motivated.

The decision to adjourn a meeting cancels any decision taken and the shareholders are convened again within three weeks with the same agenda.

Formalities accomplished in compliance with article 32 in order to attend the first shareholders meeting remain valid for the second meeting. Besides, new deposits of bearer securities and new communication of blocking affidavits of bearer securities, as well as new attendance notices made by registered securities holders, are allowed for the purpose of the second meeting within the timeframe provided by these articles of association.»

18.	Article 36 – Minutes

Proposal to replace the text of paragraph 2 of this article by the following text:

«Extract and conformed copies under private seal of such minutes to be produced in court or elsewhere must be signed by one director.»

19.	Article 37 – Inventory and annual accounts

Proposal to delete paragraphs 3 to 7 of this article.

Proposal to replace the text of current paragraphs 2 and 8 by the following text:

«On the thirty-first day of December of each year, directors draw up an inventory ,prepare a management report and the annual accounts in compliance with the legal provisions in force.

Fifteen days prior to the ordinary shareholders meeting, shareholders may obtain at the registered office information about:

5.	the annual accounts;

6.	the list of government funds, shares, bonds, and other securities included in the portfolio;

7.	the list of shareholders who have not paid up their shares, with the number of shares they own and their domicile;

8.	the management report and the auditors’ report.»

20.	Article 38 – Vote on annual accounts

Proposal to replace the text of paragraph 1 of this article by the following text:

«The ordinary shareholders meeting hears the management report and auditing report and discusses the annual accounts.»

Proposal to replace the text of paragraphs 4 to 6 of this article by the following text:

«The ordinary shareholders meeting votes on the adoption of the annual accounts.

After adoption of the annual accounts, the meeting votes separately on the discharge of directors and auditors.

Discharge is valid only if the annual accounts contain neither omission, nor false indication concealing the company’s genuine situation and, with respect to actions undertaken in violation of the articles of association, only if they have been especially indicated in the notice.»

21.	Article 43 – Sharing among shareholders

Proposal to delete paragraph 1 of this article.

22.	Article 44 – Election of domicile

Proposal to replace the text of this article by the following text:

«With respect to the execution of these articles of association, any registered shareholder domiciled in a foreign country, unless it has elected a domicile in Belgium, any member of the management, auditor, liquidator hereby elects domicile at the registered office of the company where all communications, notices may be made or summons served.»

II.	AUTHORIZED CAPITAL AND AUTHORIZATION TO ACQUIRE OWN SHARES

23.	Report of the board of directors regarding the renewal of authorized capital and miscellaneous authorizations to acquire, transfer and pledge company’s shares.

24.	Proposal to authorize the board of directors to increase the share capital up to forty-six million one hundred ninety-six thousand three hundred and fifty-two Euros (46.196.352,-EUR), for a period of five years as from the date of publication of this authorization in the Official Gazette, under the following conditions:

-by contributions in cash or, to the extent permitted by law, by contributions in kind, or by incorporation of available or unavailable reserves or of the “issuance premium” account. In the latter cases, such increase may occur with or without issuance of new shares;

-by the issuance of new shares, of convertible bonds or of subscription rights, whether or not attached to other securities;

-by limiting or revoking the preferential right, including rights in favor of one or more specific individuals, whether or not employees of the company or of its subsidiaries;

25.	Proposal to grant the board of directors, for a period of three years from the date of the present meeting, the authorization to increase the share capital, by means of the authorized capital, after having received a notice of a public take-over bid relating to the company, and this according to the terms provided for by law.

26.	Article 9 – Authorized capital

Subsequent proposal to modify the text of paragraph 1 of the point A of this article as follows:

«The board of directors is authorized to increase the share capital in one or several times up to the amount of forty-six million one hundred ninety-six thousand three hundred and fifty-two Euros (Euros 46,196,352) on the dates and pursuant to the terms decided by the board of directors for a period of five years as from the date of publication of this authorization in the Official Gazette.»

Subsequent proposal to modify the text of paragraph 6 of the point A of this article as follows:

«To the extent permitted by law, the board of directors is even authorized to increase the share capital after it has received notice of a public take-over bid relating to the company. In such a case, the board of directors is especially authorized to limit or revoke the preferential right of the shareholders in favor of specific individuals. Such authorization is granted to the board of directors for a period of three years from the date of the extraordinary shareholders meeting of May 2, 2002. It may be renewed on the terms provided for by law.»

27.	Proposal to grant all powers to the company to acquire and transfer its own shares, according to the terms provided for by articles 620, 622, §2, 1st paragraph and 622, §2, 2nd paragraph of the Company code.

28.	Article 9 BIS –Acquisition, pledge and transfer of own shares

Subsequent proposal to replace the current text of this article by the following text:

«The company may acquire or hold in pledge its own shares in compliance with legal provisions in force. The board of directors is authorized to transfer the shares that the company acquired on or out of a stock exchange upon the conditions it determines, without shareholders meeting’s prior approval in compliance with legal provisions in force.

By decisions of the extraordinary shareholders meeting dated May 2, 2002, the board of directors is authorized to acquire and to transfer company’s shares when such acquisition or transfer is necessary in order to prevent serious and imminent damage to the company. Such authorizations are granted for a period of three years as from the date of publication of this authorization in the Appendix of the Belgian Official Gazette.

The above-mentioned authorizations extend to acquisitions and transfers of shares of the company by one or several of its direct subsidiaries and are renewable in compliance with legal provisions in force.

In addition, by decision of the extraordinary shareholders meeting of May 2, 2002, the board of directors is authorized to acquire the company’s shares up to a maximum amount of ten per cent of the total number of issued shares at a minimum unit price of one Euro (Euro 1) and a maximum unit price of one hundred and fifty Euros (Euros 150) for a duration of eighteen months as from the date of the extraordinary shareholders general meeting of May 2, 2002. Such authorization also extends to the acquisition of the shares of the company by one or several direct subsidiaries of the company, as defined by legal provisions on acquisition of shares of the mother company by subsidiaries.»

III.	MISCELLANEOUS — POWERS

29.	Proposal to cancel the second provisional measure relating to the authorization to acquire the company’s shares that currently appears at the end of the articles of association.

30.	Adaptation to the terminology of the Company code and renumbering of articles

Proposal to adapt the articles of association to the terminology of the Company code and to replace accordingly the words “statutory auditor” by the word “auditor” in the last paragraph of article 8.

In connection with the items of the agenda under sections I and II above, proposal to renumber the articles of association, to transform article 9BIS in article 10, the new article 11BIS in article 13 and the new article 19BIS in article 22 and, accordingly, to renumber the other articles and to adapt the cross-references.

31.	Powers

Proposal of resolution: «The extraordinary general meeting grants all powers to the board of directors, or to the person to whom it will give a proxy with this aim, to perform the present decisions and to coordinate the articles of association.»

We remind you that, in order to be authorized to attend the Extraordinary General Meeting, and pursuant to Articles 30 and 31 of the Articles of Association, registered shareholders must notify the Board of Directors of their intent to exercise their rights at the meeting, at the latest on the fourth business day prior to the meeting, i.e., on April 25, 2002 at the latest.

Shareholders may be represented by proxy holders at the Extraordinary General Meeting. The proxies, executed in the form approved by the Company and attached hereto, must be delivered to the Company or to the offices of Banque Artesia, BBL, Fortis Banque, K.B.C. or Banque Degroof on April 25, 2002 at the latest.

In order to attend the meeting, individuals acting as shareholders or proxy holders will have to evidence their identity or powers, and representatives of corporations must deliver the documents evidencing their capacity of corporate representatives or special proxy holders, at the latest at the beginning of the meeting.

Yours sincerely,

Gui de VAUCLEROY,
Chairman of the Board of Directors

P.S.:	If you wish to attend the Extraordinary General Meeting, please return us the pink document enclosed.

Annexes:

1.	Report of the Board of Directors regarding the renewal of authorized capital and miscellaneous authorizations to acquire, transfer and pledge company’s shares.

2.	Proxy in the form approved by the Company.

3.	Pink document to confirm attendance to the Extraordinary General Meeting.

Exhibit A

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” S.A.
Molenbeek-Saint-Jean, Rue Osseghem, 53
Trade Register of Brussels No. 8831

SPECIAL REPORT OF THE BOARD OF DIRECTORS TO THE EXTRAORDINARY GENERAL MEETING OF

MAY 2002 REGARDING THE RENEWAL OF AUTHORISED CAPITAL AND MISCELLANEOUS AUTHORISATIONS

TO ACQUIRE, TRANSFER AND PLEDGE COMPANY’S SHARES

1.	Preamble

The Board of Directors of the company is requesting the next Extraordinary General Meeting to renew the authorisations regarding the authorised capital and the acquisition, transfer and pledge of company’s own shares.

The Extraordinary General Meeting of 15 December 2000 already granted various authorisations to the Board of Directors in this respect, and in particular authorised the Board to increase the share capital by 100%, by means of contributions in cash or in kind.

To the exception of the general authorisation to acquire company’s own shares, which will expire in June 2002, none of the authorisations granted to the Board by the aforesaid Meeting will expire in 2002.

The Board of Directors proposes that it be granted by the next Shareholders Meeting new authorisations regarding the acquisition, transfer and pledge of the company’s own shares. The Board also proposes an increase in the amount of the authorised capital in order to take into account the capital increases which occurred since 15 December 2000. Moreover, since these increases reduced the amount of the authorised capital, which the Board may currently still use, the latter deems it appropriate for the authorised capital to be renewed without delay. Finally, the Board is also seizing this opportunity to propose various amendments to the Articles of Association, as detailed in the notice of the next Meeting.

As explained below, the circumstances in which the Board of Directors might use the requested authorisations are mostly the same as those outlined to the Extraordinary General Meeting of 15 December 2000.

2.	Authorisations granted to the Board of Directors to effect capital increases via the authorised capital

a)	Current situation – general comments

     Article 9.A of the company’s Articles of Association currently empowers the Board of Directors to carry out the following operations through the authorised capital, up to a maximum amount of EUR 26,015,862.50:

(i)	To increase the capital by means of contributions in cash or in kind, by incorporation of reserves, or by incorporation of the “issuance premiums” account;

(ii)	To issue convertible bonds or subscription rights, whether or not attached to other shares, which may cause the creation of new shares;

(iii)	To limit or suppress, as the case may be, the preferential subscription rights of shareholders, including in favour of given persons, whether or not employees of the company or of its subsidiaries, when the Board decides to increase capital by way of contributions in cash or to issue convertible bonds or subscription rights.

These authorisations will expire in January 2006 and are renewable for further periods of a maximum of five years.

Article 9.A of the Articles of Association also authorises the Board of Directors to use the authorised capital after it received notice of a takeover bid over the company from the Banking and Finance Commission, derogating where necessary from the preferential subscription rights of shareholders, including in favour of given persons. This special authorisation to use the authorised capital in the event of a takeover bid will expire in December 2003 and is renewable for further periods of a maximum of three years.

b)	Authorisation granted to the Board of Directors to effect capital increases, including in favour of given persons

The Board believes that the reasons, which have led the Shareholders Meeting since 1988 to authorise the Board to effect capital increases or to issue convertible bonds or subscription rights, remain applicable today.

The authorised capital technique allows the company to quickly carry out operations on capital by seizing any investment, stock acquisition or financial assistance opportunities, which might occur in the future. This technique might also facilitate alliances with other groups by responding without excessive delay to attractive offers involving contributions in cash or in kind. Finally, renewal of the authorisations concerning the authorised capital for a duration of five years will simplify the implementation of stock option plans for the employees of the company or its subsidiaries.

Moreover, in authorising the Board of Directors to effect capital increases by incorporation of reserves or by incorporation of the “issuance premiums” account, you will enable it to restructure the company’s balance sheet should this seem appropriate.

In addition to the new authorisations mentioned above, the Board of Directors proposes to increase the amount of the authorised capital in order to take into account the successive capital increases which took place during the year 2000. The company’s capital has been increased on several occasions since the last Extraordinary General Meeting, due both to the exchange of shares of Delhaize America for shares of the company and to the exercise of subscription rights granted to employees of the company and its subsidiaries.

These successive capital increases decided by the Board have had the effect of reducing the amount of the authorised capital currently available to it, and the Board believes that it would be appropriate to renew the authorised capital in order to enable it to achieve the objectives outlined above as fully as possible.

The company’s capital currently amounts to EUR 46,196,352. The Board of Directors therefore proposes that the authorised capital be renewed for a period of five years to the maximum amount permitted by law, i.e., EUR 46,196,352, in compliance with Article 603 of the Companies Code.

c)	Authorisation granted to the Board of Directors to effect capital increases in the event of a takeover bid

The Board requests you to renew for three years the authorisation granted to it since 1988 to effect capital increases, with derogation to preferential subscription rights, after the Banking and Finance Commission informs the company that it has received notice of a takeover bid over the company.

In this respect, it is reminded that Article 607 of the Companies Code provides strict requirements in respect of the decisions of the Board in such a situation. Even if duly authorised, the Board cannot, for example, create a number of shares that exceeds one-tenth of the total number of existing shares within the framework of the authorised capital. For this reason, the efficacy of such a measure requires that the company retain a stable, significant and loyal shareholding. The stability of the shareholding has enabled our company, since its constitution, to enjoy a remarkable growth from which all shareholders have benefited. The Board therefore believes that it might be in the best interest of the company to use the authorised capital to avoid any destabilisation of the shareholding, particularly as a result of any aggressive takeover bid which could endanger its business, its culture and its long-term policy.

3.	Authorisations granted to the Board of Directors to acquire, transfer and pledge the shares of the company

a)	Current situation – general comments

     Article 9 bis of the Articles of Association and a transitional statutory provision currently authorise the Board:

(i)	To acquire and transfer the shares of the company in order to avoid any serious and imminent damage to the company, without prior authorisation from the General Meeting, under the conditions provided by Articles 620, § 1 and 622, § 2 of the Companies Code.

This authorisation will expire in January 2004 and is renewable for further periods of a maximum of three years.

(ii)	To acquire and transfer the shares of the company in the absence of any threat of serious and imminent damage to the company, without prior authorisation from the General Meeting, under the conditions provided by Articles 620, § 1 and 622, § 2 of the Companies Code.

The authorisation to acquire own shares in these circumstances will expire in June 2002 and is renewable for further periods of a maximum of eighteen months. There is no time limitation on the authorisation to transfer these shares.

(iii)	To pledge the shares of the company, under the conditions envisaged in Articles 630, §1 of the Companies Code.

Acceptance of the company’s own shares as pledge is legally characterised as an acquisition of own shares and is therefore subject to the conditions applicable to such acquisitions, as described above.

The Board of Directors proposes that the Shareholders Meeting grant it new authorisations in this regard for the maximum legal duration, for the reasons set out below.

b)	Authorisation granted to the Board of Directors to acquire and transfer own shares in order to avoid any serious and imminent damage to the company

The Board believes that the company should benefit from the special three year authorisation to proceed with acquisitions and transfers of own shares in order to avoid serious and imminent damage to the company, under the conditions provided by Articles 620, § 1 and 622, § 2, indent 2.2 of the Companies Code.

The Board of Directors might use this authorisation to regulate the quotation price in exceptional circumstances where quotation price fluctuations were such as to seriously affect the company or even, to a limited extent, to ensure the stability of its shareholding. This power completes the authorisation to use the authorised capital in the event of a takeover bid.

c)	Authorisation granted to the Board of Directors to acquire own shares in the absence of any serious and imminent damage

The Board also believes it would be appropriate for the company to be generally empowered to acquire its own shares, as provided for in Article 620, §1 of the Companies Code.

Under the terms of Article 620, § 1, indent 5 of the Companies Code, it is within the Shareholders Meeting’s or the Articles of Association’s powers to determine, notably, the maximum number of shares which may be acquired, the duration for which such authorisation is granted (which may not exceed eighteen months), and the minimum and maximum authorised acquisition price. The Extraordinary Shareholders Meeting of 15 December 2000 authorised the Board, for a period of eighteen months, to carry out such acquisitions up to a maximum of ten per cent of the total number of issued shares, at a minimum unit price of EUR 1.00 and a maximum unit price of EUR 150. A transitional provision had been inserted in the Articles of Association to that effect.

The Board of Directors proposes that this Shareholders Meeting renew this authorisation under the same conditions, for a duration of eighteen months.

In particular, The Board might use this authorisation to carry out operations aiming at adjusting the quotation price or at covering stock option plans for employees of the company or its subsidiaries.

d)	Authorisation granted to the Board of Directors to transfer own shares in the absence of any serious and imminent damage

The Board also proposes that the General Meeting authorise it, for an indeterminate duration, to transfer, through private or public transactions, the own shares acquired by the company, under conditions to be determined by the Board of Directors, without prior authorisation from the Shareholders Meeting, pursuant to Articles 622, § 2, indent 1 and 622, § 2, indent 2, point 1 of the Companies Code.

In particular, the Board of Directors contemplates to use this authorisation to carry out operations aiming at adjusting the quotation price and at covering stock option plans for employees of the company or its subsidiaries.

e)	Authorisation granted to the Board of Directors to accept pledges over own shares

The Board proposes to renew the general authorisation granted to the company to accept pledges over own shares, for a period of eighteen months, in compliance with Article 630, §1 of the Companies Code.

This authorisation might permit the company, in exceptional circumstances, to benefit from security on shares, which it is acquainted to, rather than on another asset of any debtor of the company.

f)	Extension of certain authorisations to direct subsidiaries

The Board of Directors proposes that the authorisations which it requests concerning the acquisition and transfer of own shares be extended, as previously, to acquisitions and transfers of the shares of the company carried out by one or more of its direct subsidiaries, within the meaning of Article 5, § 2, points 1, 2 and 4 of the Companies Code, in compliance with Article 627 of the Companies Code.

The requested extension might allow direct subsidiaries of the company to carry out such operations for their own account if justified by reasons inherent in the market or the structure of the group.

Approved by the Board of Directors of the company on 20 March 2002.

*

*             *

Exhibit B

PROXY

The undersigned,

FIRST NAME:

FAMILY NAME:

ADDRESS:

OR

CORPORATE NAME:

FORM OF CORPORATION:

REGISTERED OFFICES:

HEREBY REPRESENTED BY (FIRST NAME, FAMILY NAME AND TITLE):

holder of                    shares of S.A. Etablissements Delhaize Frères et Cie “Le Lion”, with registered offices located at Molenbeek-Saint-Jean, rue Osseghem 53, registered with the Trade register of Brussels under the number 8831, grants special powers to:

in order to be represented at the Extraordinary General Meeting that will take place on Thursday 2 May 2002 at 2 p.m., at the registered offices of the company, in order to discuss the agenda herewith attached and to vote on his/her/its behalf in the way indicated hereinafter:

VOTING INSTRUCTION :

(*) Cross out indications when not applicable.

1)	vote on proposed resolution 1			2)	vote on proposed resolution 2
	-	vote in favor	(*)		-	vote in favor	(*)
	-	vote against	(*)		-	vote against	(*)
	-	abstain	(*)		-	abstain	(*)

3)	vote on proposed resolution 3			4)	vote on proposed resolution 4
	-	vote in favor	(*)		-	vote in favor	(*)
	-	vote against	(*)		-	vote against	(*)
	-	abstain	(*)		-	abstain	(*)

5)	vote on proposed resolution 5			6)	vote on proposed resolution 6
	-	vote in favor	(*)		-	vote in favor	(*)
	-	vote against	(*)		-	vote against	(*)
	-	abstain	(*)		-	abstain	(*)

7)	vote on proposed resolution 7			8)	vote on proposed resolution 8
	-	vote in favor	(*)		-	vote in favor	(*)
	-	vote against	(*)		-	vote against	(*)
	-	abstain	(*)		-	abstain	(*)

9)	vote on proposed resolution 9			10)	vote on proposed resolution 10
	-	vote in favor	(*)		-	vote in favor	(*)
	-	vote against	(*)		-	vote against	(*)
	-	abstain	(*)		-	abstain	(*)

11)	vote on proposed resolution 11			12)	vote on proposed resolution 12
	-	vote in favor	(*)		-	vote in favor	(*)
	-	vote against	(*)		-	vote against	(*)
	-	abstain	(*)		-	abstain	(*)

13)	vote on proposed resolution 13			14)	vote on proposed resolution 14
	-	vote in favor	(*)		-	vote in favor	(*)
	-	vote against	(*)		-	vote against	(*)
	-	abstain	(*)		-	abstain	(*)

15)	vote on proposed resolution 15			16)	vote on proposed resolution 16
	-	vote in favor	(*)		-	vote in favor	(*)
	-	vote against	(*)		-	vote against	(*)
	-	abstain	(*)		-	abstain	(*)

17)	vote on proposed resolution 17			18)	vote on proposed resolution 18
	-	vote in favor	(*)		-	vote in favor	(*)
	-	vote against	(*)		-	vote against	(*)
	-	abstain	(*)		-	abstain	(*)

19)	vote on proposed resolution 19			20)	vote on proposed resolution 20
	-	vote in favor	(*)		-	vote in favor	(*)
	-	vote against	(*)		-	vote against	(*)
	-	abstain	(*)		-	abstain	(*)

21)	vote on proposed resolution 21			22)	vote on proposed resolution 22
	-	vote in favor	(*)		-	vote in favor	(*)
	-	vote against	(*)		-	vote against	(*)
	-	abstain	(*)		-	abstain	(*)

23)	item 23 of the agenda does not require a vote			24)	vote on proposed resolution 24
					-	vote in favor	(*)
					-	vote against	(*)
					-	abstain	(*)

25)	vote on proposed resolution 25			26)	vote on proposed resolution 26
	-	vote in favor	(*)		-	vote in favor	(*)
	-	vote against	(*)		-	vote against	(*)
	-	abstain	(*)		-	abstain	(*)

27)	vote on proposed resolution 27			28)	vote on proposed resolution 28
	-	vote in favor	(*)		-	vote in favor	(*)
	-	vote against	(*)		-	vote against	(*)
	-	abstain	(*)		-	abstain	(*)

29)	vote on proposed resolution 29			30)	vote on proposed resolution 30
	-	vote in favor	(*)		-	vote in favor	(*)
	-	vote against	(*)		-	vote against	(*)
	-	abstain	(*)		-	abstain	(*)

31)	vote on proposed resolution 31
	-	vote in favor	(*)
	-	vote against	(*)
	-	abstain	(*)

If you provide no voting instruction:

(i)	the proxy holder will vote in favor of the proposed resolution; OR
(ii)	if the principal has crossed out the indication under (i) above, the proxy holder will vote in the best interest of the principal, on the basis of the discussions.

In addition, the proxy holder will notably be entitled to :

(i)	participate in all discussions and vote, amend or reject any proposed resolution of the agenda on behalf and for the account of the principal; AND
(ii)	with respect to the above, execute all deeds, minutes, attendance list and, in general, do anything required.

Done in                                                                , on

Signature (the signature must be preceded by the handwritten indication: “Bon pour pouvoir”)

Annex: agenda of the Extraordinary General Meeting of 2 May 2002

Exhibit B.1

Agenda of the Extraordinary General Meeting of
S.A. Etablissements Delhaize Frères et Cie “Le Lion” to be held on 2 May 2002

I.	MODIFICATION OF ARTICLES OF ASSOCIATION

1.	Article 1 – Form and corporate name

Proposal to replace the text of this article by the following text:

«The company is a public company (“société anonyme”) calling or having called for public savings. Its corporate name is “ETABLISSEMENTS DELHAIZE FRERES ET Cie “LE LION” (GROUPE DELHAIZE)”, in Dutch “GEBROEDERS DELHAIZE EN Cie “DE LEEUW” (DELHAIZE GROEP)” and in English “DELHAIZE BROTHERS AND Co. “THE LION” (DELHAIZE GROUP)”, in abbreviated form “GROUPE DELHAIZE”, in Dutch “DELHAIZE GROEP” and in English “DELHAIZE GROUP”, the company being allowed to use its full corporate name or one of its abridged corporate names.»

2.	Article 10 – Calls of funds

Proposal to replace the text of paragraphs 3 and 4 of this article by the following text:

«If a shareholder fails to pay called funds one month after he is sent a notice by registered mail, he will be required to pay without further notice an interest equal to the legal interest rate as from the day of the due date until full payment.

If a shareholder further fails to pay called funds one month after a second call of funds, the board of directors may declare the forfeiture of such shareholder and have his securities sold on the stock exchange, via the agency of an investment company or a credit institution, without prejudice to the right to claim the sum overdue, as well as damages and interest.»

3.	Article 11 BIS – Shareholding disclosure

Proposal to insert a new article 11 BIS between the current articles 11 and 12 as follows:

«Any person or legal entity, which owns or acquires securities granting voting rights, whether representing share capital or not, must disclose to the company and to the Banking and Finance Commission, in compliance with legal provisions in force, the number of securities which such person or legal entity owns, alone or jointly with one or several other persons or legal entities, when the voting rights attached to such securities amount to three (3,-) per cent or more of the total of the voting rights existing when the situation triggering the disclosure obligation occurs.

Such person or legal entity must do the same disclosure in the event of a transfer or of an additional acquisition of securities defined in the preceding paragraph when, after such transaction, the voting rights attached to securities that it owns amount to five (5,-) per cent, ten (10,-) per cent, fifteen (15,-) per cent and so on by blocks of five (5,-) per cent, of the total of the voting rights existing when the situation triggering the disclosure obligation occurs, or when the voting rights attached to securities that it owns fall below one of those thresholds or below the threshold mentioned in the preceding paragraph.

Similarly, any person or legal entity which, alone or jointly, acquires or transfers the direct or indirect legal or de facto control of a company which owns three (3,-) per cent at least of the voting rights of the company, must disclose it to the company and to the Banking and Finance Commission in compliance with legal provisions in force.

Disclosures relating to the acquisition or transfer of securities, which are made in compliance with the present provision, must be addressed to the Banking and Finance Commission and to the board of directors of the company at the latest the second working day after the occurrence of the triggering event. Securities acquired by inheritance must only be disclosed thirty days after the estate has been accepted, under the benefit of inventory as the case may be.

Unless otherwise provided by legal provisions in force, no one will be allowed to vote at the shareholders meeting for a number of securities greater than the number validly disclosed at the latest twenty days before such meeting, in compliance with legal provisions in force and with these articles of association, it being understood that a shareholder will in any event be allowed to vote the number of securities that does not exceed three (3,-) per cent of the total of the voting rights existing on the day of the shareholders meeting or that is between two successive thresholds.»

4.	Article 15 – Meetings

Proposal to replace the text of paragraphs 5 and 6 of this article by the following text and to insert a new paragraph after paragraph 6:

«The Board meeting may take place by conference call or any other means of communication. In such case, it is deemed to take place at the registered office.

In any case, the director who cannot physically attend the board meeting may participate to the deliberation by phone, videoconference or any other similar mean of communication.

In the situations defined in paragraphs 5 and 6 above, the vote of the director who did not physically attend will be confirmed either by its signature of the minutes of the board meeting in which he participated without physically attending, or by telecopy addressed to the registered office.»

5.	Article 16 – Deliberation

Proposal to replace the text of paragraphs 2 and 3 of this article by the following text:

«Any director who is excused or absent may authorize one of his peers in writing, by telegram, telecopy or any other form of written proxy to represent him at Board meetings and to vote on his behalf. In such case, the represented director is deemed present.

However, no proxy holder may represent more than one director at a time.»

6.	Article 17 – Minutes

Proposal to replace the text of paragraphs 3 and 4 of this article by the following text:

«Proxies are attached thereto.

Extracts and conformed copies under private seal, to be produced in court or elsewhere, are signed by one director or by a member of the management as defined in article 22.»

7.	Article 19 – Delegation of power

Proposal to delete the current paragraph 5.

Proposal to replace the text of paragraph 1 of this article by the following text:

«The board of directors may entrust the day-to-day management of the company and its representation relating to such management to one or several directors, whether they bear the title of managing director or not, or to one or several members of the management, whether chosen among the company’s staff or not, that may be granted fix or proportional pay to be charged on the general expenses of the company.»

Proposal to replace the text of paragraphs 3 and 4 of this article by the following text:

«Nonetheless, the board of directors approves of the hiring, appointment, and dismissal of company members of the management in charge of the corporate and financial policy of the company, on proposal of the person(s) in charge of the day-to-day management if any.

The Board, or within the day-to-day management, a person in charge of the day-to-day management, are authorized to mandate certain directors or other individuals for specific deeds. The proxy holder binds the company within terms of his or her proxy.»

8.	Article 19 BIS – Representation of the company

Proposal to insert a new article in the articles of association between articles 19 and 20 as follows:

«The company is represented towards third parties and before courts by two directors acting jointly, or by one director acting jointly with one of the members of the management of the company appointed for such purpose by the board of directors. The board of directors ensures that the identity of the members of the management entitled to represent the company jointly with one director is published in the Appendix of the Official Gazette.»

9.	Article 20 – Other position

Proposal to replace the text of paragraph 1 of this article by the following text:

«Managing directors or members of the management are barred from accepting another managing or administrative position, whether remunerated or not, from any other entity or company, unless especially authorized by the board of directors.»

10.	Article 24 – Liability

Proposal to replace the text of paragraph 2 of this article by the following text:

«They are responsible with respect to their office and to any errors committed in the course of their duty in compliance with legal provisions in force.»

11.	Article 25 – Indemnity

Proposal to replace paragraph 1 of this article by the following text:

«The shareholders meeting may grant directors a fixed or proportional indemnity to be charged on general expenses.»

12.	Article 26 – Representation

Proposal to delete this article.

13.	Article 28 – Meeting

Proposal to replace the text of paragraph 1 of this article by the following text:

«The ordinary meeting automatically takes place on the fourth Thursday of May at 3 p.m.»

Proposal to replace the text of paragraphs 3, 4 and 5 of this article by the following text:

«An extraordinary or special meeting may be convened every time it is in the company’s interest. It must be convened at the request of shareholders providing they own altogether one fifth of the share capital.

In the latter case, the shareholders will indicate in their request the items to be included on the agenda, and the board of directors or the auditors must convene a shareholders meeting within six weeks as from the request.

Shareholders meetings will take place in one of the districts of the city of Brussels at the location indicated in the notice.»

14.	Article 29 – Notice

Proposal to replace the text of this article by the following text:

«The shareholders meeting is held on convening notice of the board of directors or of the auditors.

The notice contains the agenda and complies with the formal requirement and the calendar imposed by legal provisions in force. Notices of shareholders meetings decided by the board of directors may validly be signed on its behalf by one of the persons in charge of the day-to-day management.

The agenda of notices of the ordinary shareholders meeting must include, among other things, the following items: discussion on the management and auditors reports, discussion on the annual accounts, discharge of directors and auditors, re-election and replacement of outgoing or missing directors and auditors.»

15.	Article 30 – Deposit of securities

Proposal to replace the title of this article by the title “Notice of attendance and deposit of securities”.

Proposal to replace the text of paragraphs 1 and 2 of this article by the following text:

«In order to be admitted to a shareholders meeting, holders of registered securities must notify their intention to exercise their rights at the meeting to the board of directors no later than four working days before such meeting.

The holders of bearer securities must deposit their securities at the registered office of the company within the same timeframe. Unless the body convening the shareholders meeting decides otherwise and indicates it in the notice, the deposit of bearer securities at the registered office may be replaced by the communication to the company, within the same timeframe, of an affidavit of one of the financial institutions indicated in the notice, certifying the blocking of the securities until, and including, the date of the shareholders meeting.»

16.	Article 31 – Representation

Proposal to replace the text of paragraph 3 of this article by the following text:

«The board of directors may decide the proxies formula. They must be deposited at the indicated location no later than four working days before the day of the meeting. Proxies may also be sent by telecopy at the number indicated in the notice, no later than four working days before the day of the meeting, provided that the signed original of such proxies be handed over to the office of the shareholders meeting at the latest at the beginning of such meeting. Failing that, the company will not acknowledge the powers of the proxy holder.»

17.	Article 33 – Adjournment

Proposal to replace the text of this article by the following text:

«The board of directors is allowed to adjourn any shareholders meeting, ordinary or not, in the course of such meeting. The decision of the board of directors must not be motivated.

The decision to adjourn a meeting cancels any decision taken and the shareholders are convened again within three weeks with the same agenda.

Formalities accomplished in compliance with article 32 in order to attend the first shareholders meeting remain valid for the second meeting. Besides, new deposits of bearer securities and new communication of blocking affidavits of bearer securities, as well as new attendance notices made by registered securities holders, are allowed for the purpose of the second meeting within the timeframe provided by these articles of association.»

18.	Article 36 – Minutes

Proposal to replace the text of paragraph 2 of this article by the following text:

«Extract and conformed copies under private seal of such minutes to be produced in court or elsewhere must be signed by one director.»

19.	Article 37 – Inventory and annual accounts

Proposal to delete paragraphs 3 to 7 of this article.

Proposal to replace the text of current paragraphs 2 and 8 by the following text:

«On the thirty-first day of December of each year, directors draw up an inventory, prepare a management report and the annual accounts in compliance with the legal provisions in force.

Fifteen days prior to the ordinary shareholders meeting, shareholders may obtain at the registered office information about:

9.	the annual accounts;

10.	the list of government funds, shares, bonds, and other securities included in the portfolio;

11.	the list of shareholders who have not paid up their shares, with the number of shares they own and their domicile;

12.	the management report and the auditors’ report.»

20.	Article 38 – Vote on annual accounts

Proposal to replace the text of paragraph 1 of this article by the following text:

«The ordinary shareholders meeting hears the management report and auditing report and discusses the annual accounts.»

Proposal to replace the text of paragraphs 4 to 6 of this article by the following text:

«The ordinary shareholders meeting votes on the adoption of the annual accounts.

After adoption of the annual accounts, the meeting votes separately on the discharge of directors and auditors.

Discharge is valid only if the annual accounts contain neither omission, nor false indication concealing the company’s genuine situation and, with respect to actions undertaken in violation of the articles of association, only if they have been especially indicated in the notice.»

21.	Article 43 – Sharing among shareholders

Proposal to delete paragraph 1 of this article.

22.	Article 44 – Election of domicile

Proposal to replace the text of this article by the following text:

«With respect to the execution of these articles of association, any registered shareholder domiciled in a foreign country, unless it has elected a domicile in Belgium, any member of the management, auditor, liquidator hereby elects domicile at the registered office of the company where all communications, notices may be made or summons served.»

II.	AUTHORIZED CAPITAL AND AUTHORIZATION TO ACQUIRE OWN SHARES

23.	Report of the board of directors regarding the renewal of authorized capital and miscellaneous authorizations to acquire, transfer and pledge company’s shares.

24.	Proposal to authorize the board of directors to increase the share capital up to forty-six million one hundred ninety-six thousand three hundred and fifty-two Euros (46.196.352,-EUR), for a period of five years as from the date of publication of this authorization in the Official Gazette, under the following conditions:

-by contributions in cash or, to the extent permitted by law, by contributions in kind, or by incorporation of available or unavailable reserves or of the “issuance premium” account. In the latter cases, such increase may occur with or without issuance of new shares;

-by the issuance of new shares, of convertible bonds or of subscription rights, whether or not attached to other securities;

-by limiting or revoking the preferential right, including rights in favor of one or more specific individuals, whether or not employees of the company or of its subsidiaries;

25.	Proposal to grant the board of directors, for a period of three years from the date of the present meeting, the authorization to increase the share capital, by means of the authorized capital, after having received a notice of a public take-over bid relating to the company, and this according to the terms provided for by law.

26.	Article 9 – Authorized capital

Subsequent proposal to modify the text of paragraph 1 of the point A of this article as follows:

«The board of directors is authorized to increase the share capital in one or several times up to the amount of forty-six million one hundred ninety-six thousand three hundred and fifty-two Euros (Euros 46,196,352) on the dates and pursuant to the terms decided by the board of directors for a period of five years as from the date of publication of this authorization in the Official Gazette.»

Subsequent proposal to modify the text of paragraph 6 of the point A of this article as follows:

«To the extent permitted by law, the board of directors is even authorized to increase the share capital after it has received notice of a public take-over bid relating to the company. In such a case, the board of directors is especially authorized to limit or revoke the preferential right of the shareholders in favor of specific individuals. Such authorization is granted to the board of directors for a period of three years from the date of the extraordinary shareholders meeting of May 2, 2002. It may be renewed on the terms provided for by law.»

27.	Proposal to grant all powers to the company to acquire and transfer its own shares, according to the terms provided for by articles 620, 622, §2, 1st paragraph and 622, §2, 2nd paragraph of the Company code.

28.	Article 9 BIS –Acquisition, pledge and transfer of own shares

Subsequent proposal to replace the current text of this article by the following text:

«The company may acquire or hold in pledge its own shares in compliance with legal provisions in force. The board of directors is authorized to transfer the shares that the company acquired on or out of a stock exchange upon the conditions it determines, without shareholders meeting’s prior approval in compliance with legal provisions in force.

By decisions of the extraordinary shareholders meeting dated May 2, 2002, the board of directors is authorized to acquire and to transfer company’s shares when such acquisition or transfer is necessary in order to prevent serious and imminent damage to the company. Such authorizations are granted for a period of three years as from the date of publication of this authorization in the Appendix of the Belgian Official Gazette.

The above-mentioned authorizations extend to acquisitions and transfers of shares of the company by one or several of its direct subsidiaries and are renewable in compliance with legal provisions in force.

In addition, by decision of the extraordinary shareholders meeting of May 2, 2002, the board of directors is authorized to acquire the company’s shares up to a maximum amount of ten per cent of the total number of issued shares at a minimum unit price of one Euro (Euro 1) and a maximum unit price of one hundred and fifty Euros (Euros 150) for a duration of eighteen months as from the date of the extraordinary shareholders general meeting of May 2, 2002. Such authorization also extends to the acquisition of the shares of the company by one or several direct subsidiaries of the company, as defined by legal provisions on acquisition of shares of the mother company by subsidiaries.»

III.	MISCELLANEOUS — POWERS

29.	Proposal to cancel the second provisional measure relating to the authorization to acquire the company’s shares that currently appears at the end of the articles of association.

30.	Adaptation to the terminology of the Company code and renumbering of articles

Proposal to adapt the articles of association to the terminology of the Company code and to replace accordingly the words “statutory auditor” by the word “auditor” in the last paragraph of article 8.

In connection with the items of the agenda under sections I and II above, proposal to renumber the articles of association, to transform article 9BIS in article 10, the new article 11BIS in article 13 and the new article 19BIS in article 22 and, accordingly, to renumber the other articles and to adapt the cross-references.

31.	Powers

Proposal of resolution: «The extraordinary general meeting grants all powers to the board of directors, or to the person to whom it will give a proxy with this aim, to perform the present decisions and to coordinate the articles of association.»

*

*             *

Exhibit C

The undersigned:

Name:

Address:

«REPRESENTEE»

owner of ................................................................. shares of Etablissements Delhaize Frères et Cie “Le Lion” S.A., in Dutch Gebroeders Delhaize en Cie “De Leeuw”, with registered offices at Molenbeek-Saint-Jean, rue Osseghem 53, registered with the Trade Register of Brussels under the number 8831, hereby notify his/her/its intent to attend the Extraordinary General Meeting of 2 May 2002.

Made in ......................., on .................... 2002

Signature